UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIALOGIC INC.

(Name of Subject Company)

DIALOGIC INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Anthony Housefather

Dialogic Inc. /co/ Dialogic Corporation

6700 Cote De Liesse, Suite 100

Montreal, Quebec, Canada H4T 2B5

514-745-5500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Shon E. Glusky

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

Telephone (212) 653-8700

Fax (212) 653-8701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Dialogic Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure to the end of such Item:

“Final Results of the Offer and Completion of Merger.

The Offer expired as scheduled at 11:59 p.m., Eastern Time, on November 21, 2014. Computershare Trust Company, N.A., the depositary for the Offer, has advised Sub that, as of that time, approximately 69,644,452 Shares had been validly tendered and not withdrawn in the Offer, representing approximately 93.3634% of the outstanding Shares. Sub has accepted for payment all Shares validly tendered and not withdrawn and will promptly pay for such Shares.

Parent and Sub will acquire all of the remaining outstanding Shares by means of a “short form” merger under Delaware law promptly following the purchase of Shares in the Offer. As a result of the purchase of Shares in the Offer, Parent and Sub have sufficient voting power to approve the Merger without the affirmative vote of any Dialogic stockholder. Following the Merger, the Company will become a wholly owned subsidiary of Parent, and each Share will be cancelled and converted into the right to receive the same $0.15 per Share consideration, without interest, received by stockholders who validly tendered their Shares in the Offer prior to the expiration of the Offer (subject to exercise of appraisal rights).

Parent intends to cause all Shares to cease to be quoted on the OTCQB and deregistered under the Exchange Act.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(5)(C) Joint Press Release issued by Dialogic and Novacap TMT, L.P. dated November 24, 2014 (incorporated by reference to

Exhibit 99.1 to Dialogic’s Current Report on Form 8-K, filed with the SEC on November 24, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALOGIC INC.

By:	/s/ Kevin Cook
Kevin Cook
Chief Executive Officer and President

Dated: November 24, 2014